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                         [HUNTER & BROWN LETTERHEAD]

                              December 12, 1995


HAND DELIVERY
-------------

Jeffrey Robinson, Esq.
Robinson & Sheen
77 West 200 South
Salt Lake City, Utah 84101

Dear Mr. Robinson:

   As discussed in the meeting at your offices on December 6, 1995, our clients have determined that certain matters should be submitted to a vote of Utah Resources international, Inc. (the "Company") shareholders. Our clients have investigated, arranged financing for and intend to submit these and other proposals to the shareholders by adversarial means if we cannot reach an arrangement with the Company. We believe it is in the interest of all parties to agree upon certain proposals to be submitted by the Company to its shareholders rather than engage in a proxy contest. To that end, we propose the following matters be submitted by the Company to shareholder vote at a meeting of shareholders at an agreed upon time with an agreed upon record date:

   1. The Midwest Railroad Construction and Maintenance Corporation share exchange transaction and associated employment and other agreements shall be approved or disapproved by the Company's shareholders. If disapproved by shareholders, any completed elements of the transaction shall be rescinded, including, but not limited to, the return of all funds and securities.

   2. The Company's Articles of Incorporation shall be amended to require shareholder approval of any transaction in which an officer, director or control person has an interest similar to a director's conflicting interest as that term is defined in the Utah Revised Business Corporation Act.

   3. The Company shall hire new general counsel and the Company's Bylaws shall be amended to prohibit counsel from serving on the Company's board of directors or as an officer of the Company.

   4. The Company's Articles of Incorporation shall be amended

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Jeffrey Robinson, Esq.
December 12, 1995
Page 2

to remove provisions which indemnify directors of the Company.

   5. The Company shall submit for shareholder approval the persons who would act as the officers of the Company.

   6. The Company shall amend its Articles of Incorporation to provide that no more than one director will also serve in the capacity of an officer or as a paid employee of the Company.

   7. The Company shall amend its Articles of Incorporation to require shareholder approval of any transaction which is not in the Company's ordinary course of business and which involves the expenditure of Company funds in excess of $50,000 or the issuance of securities valued in excess of $50,000.

   8. The Company shall amend its Articles of Incorporation to require shareholder approval on an annual basis of a one-year business plan.

   In addition, we would require that all of the Company's directors who have within the past 24 months entered into or attempted to enter into transactions which would constitute a conflicting interest under the Utah Revised Business Corporation Act resign. Further, we would require that all officers who, in the same period, have entered into transactions which would have constituted a director's conflicting interest under the provisions of the Utah Revised Business Corporation Act resign.

   My clients hereby express their willingness to meet with representatives of the Company for the purposes of considering, supplementing and amending the above for submission to shareholders. My client's have requested that I express to you a willingness to negotiate in good faith to generate an acceptable group of proposals to shareholders. My clients have also asked me to advise you that if the Company is unwilling to enter into good faith negotiations with regard to the above, it is our intention to, through proxy contest or other means, seek shareholder approval of the above and other proposals including the engagement of independent outside counsel to consider the past activities of the Company and its board of directors and consider any and all appropriate action based upon breaches of duties and violations of state and federal law and any provisions of the applicable rules of professional conduct. We respectfully request that no later than December 18 your clients send written notification that they will, in good faith, discuss the matters. If we do not receive written response by that date, we will assume your client has rejected our proposal to negotiate this matter.

   Our clients reserve all rights in connection with this matter including, but not limited to, all rights to include proposals

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Jeffrey Robinson, Esq.
December 12, 1995
Page 3

in proxy statements prepared by the Company and to independently call meetings of shareholders, solicit proxies and written consents.

                                       Very truly yours,

                                       HUNTER & BROWN

                                       /s/ J. SCOTT HUNTER
                                       -------------------
                                       J. Scott Hunter

JSH:jas